EXHIBIT 99.4

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Annual Report (Form 40-F) of Central Fund of Canada Limited of our report dated November 22, 2003, with respect to the financial statements of Central Fund of Canada Limited included in the 2004 Annual Report to Shareholders of Central Fund of Canada Limited.

Toronto, Canada November 22, 2004	/s/ Ernst & Young LLP Chartered Accountants